Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 8,784,600,000 shares

Subscribed and Paid-in Capital R$ 97,148,000,000.00 – 6,536,090,232 shares

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL

STOCKHOLDERS’ MEETING OF JULY 27, 2018

DATE, TIME AND PLACE: On July 27, 2018 at 3:00 a.m., in the auditorium of the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

BOARD: Leila Cristiane Barboza Braga de Melo – President; Maira Blini de Carvalho – Secretary.

QUORUM: Stockholders representing 91,44 % common shares of the Company’s capital.

LEGAL ATTENDANCE: Members of the Company’s management and members of the Fiscal Council.

CONVENING NOTICE: Published in Valor Econômico, on June 28, 2018 (page C3), June 29, 2018 (page C7) and July 2, 2018 (page C3), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial, on June 28, 2018 (page 12), June 29, 2018 (page 49) and June 30, 2018 (page 19).

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders before the Meeting.

RESOLUTIONS MADE:

1.        Stockholders were advised that these minutes would be drafted in a summarized format.

2.        The publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, paragraph 2, of Law 6,404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

3.       The stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, was approved. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own.

3.1. The base date of the right to the stock split will be announced to the market by the Company after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company’s shares will continue, until the date to be announced on a timely basis, to be traded with the right to the stock split and, only after such date, they will be traded ex-rights to the split.

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3.2. The new split shares will be fully entitled to the earnings that may be declared after the date of the inclusion of these shares in the stockholding position, as described in item “3.1” above, under the same terms as the common and preferred shares of the Company, as applicable.

3.3. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. The minimum annual dividend assured to the preferred shares, as set forth in Article 3 of the Bylaws, will be maintained at R$ 0.022 per share, with no price adjustment for the benefit of stockholders.

3.4. The stock split will always be carried out in whole numbers. After the approval of the resolutions by BACEN, the Company will determine a period no shorter than thirty (30) days for stockholders who wish to transfer the fractions of shares arising from the split. Once this period elapses, any remaining shares arising from the fractions of shares will be separated, grouped in whole numbers and sold on the B3 S.A., Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) and the net amount determined will be made available to the stockholders of these fractions. The Company will provide further details on the above mentioned procedure in a timely manner.

3.5. In the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that investors will receive one (1) new ADR for every two (2) ADRs they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

4.       The increase in the limit of authorized capital in proportion to the stock split by 50% in shares so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Bylaws, up to the limit of thirteen billion, one hundred seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are preferred shares, was approved.

5.       The installation of the Fiscal Council on a permanent basis was approved, considering that this body has been installed on a non-stop basis since 2000, and recording that the composition of the Fiscal Council elected by the Annual and Extraordinary General Stockholders’ Meeting of April 25, 2018 shall be maintained unmodified until the investiture of those elected by the Annual General Stockholders’ Meeting of 2019.

6.        The Corporate Bylaws were amended for the purpose of: (i) recording the new composition of the capital stock in Article 3, head provision, as a result of the split shares of the Company’s capital, as approved in item 3 above; (ii) recording the new limit of the authorized capital in item 3.1 of the Bylaws, as approved in item 4 above; and (iii) providing for the permanent operation of the Fiscal Council in Article 11, as approved in item 5 above.

7.        The Corporate Bylaws were consolidated for the purpose of documenting the amendments provided for in item “6” above, which will be effective as initialed by the Board, after the ratification of the resolutions of this Meeting by BACEN.

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REMOTE VOTING: The receipt was recorded of 47 remote voting ballots in the period between June 27, 2018 and July 20, 2018, which were duly computed and are being consolidated in the Final Voting Map.

QUORUM FOR THE RESOLUTIONS: The resolutions were approved by unanimity of votes, as presented in the Final Voting Map attached to the minutes and which shows, in detail, the percentages of approval on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: The Board of the Meeting filed at the head office of the Company and certified the Proposal of the Board of Directors made available on June 27, 2018, the Voting Maps, the Votes cast and the Statements of Vote presented by the Company’s stockholders.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), July 27, 2018. (undersigned) Leila Cristiane Barboza Braga de Melo – President; Maira Blini de Carvalho – Secretary.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 13,176,900,000 shares

Subscribed and Paid-in Capital R$ 97,148,000,000.00 – 9,804,135,348 shares

BYLAWS

Article 1 – DENOMINATION, TERM AND HEAD OFFICE – The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.

Article 2 – OBJECTIVE – The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.	Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.	Purchase of Share Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

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3.3.	Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law may be charged to stockholders.

3.4.	Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.

3.5.	Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;
b)	decisions with respect to the management report and the Board of Officers’ accounts;
c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;
d)	appoint, elect and remove members of the Board of Directors;
e)	approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;
f)	decide on retained profits or the constitution of reserves; and
g)	decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies.

Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.

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5.1.	Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

5.2.	Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.

6.2.	The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy.

6.3.	The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.

6.4.	In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.

6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.

6.5.	The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

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6.6.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.7.	The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.

6.8.	It is incumbent on the Board of Directors:

I.	to establish the general guidelines of the company;

II.	to elect and remove from office the company's Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV.	to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX.	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buyback operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares;

XII.	to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

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XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.	to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence;

XVII.	to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet;

XVIII.	to state a position on the public offerings of shares or other securities by the company;

XIX.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.; and

XX.	to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario.

Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.	The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)	not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

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7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest;

7.1.3.	Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;

7.1.4.	Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3;

7.1.5.	The Audit Committee members shall remain in their positions until their successors take office.

7.2.	The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.	The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for receiving his/her compensation for the function performed as a member of the latter body.

7.4.	At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

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8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.	The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.	The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.	The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.	prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.	examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.	ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.	The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

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8.5.	At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.

9.1.	The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions;

9.2.	In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Director-General or by the Vice President appointed by him/her;

9.3.	Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;

9.4.	The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office;

9.5.	A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.

10.1.	In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.

10.1.1.	Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.

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10.1.2.	The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1;

10.1.3.	With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.2.	It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.

10.3.	The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.

Article 11 –FISCAL COUNCIL – The company will have a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.

Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:

13.1.	Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock.

13.2.	The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and

c)	the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

13.3.	The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.

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Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.

14.2.	If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus

15.1.	The Reserve will be made up with funds:

a)	equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6.404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.	The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

15.3.	The reserve will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 –BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

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Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

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